Contact

www.linkedin.com/in/august-vega (LinkedIn)

Top Skills

Business Development
CEOs
Start-up Ventures

August Vega

Chief Chief Growth and Sustainability Officer at the Urgent Company | Advisory | C-Level | Strategy | CPG | Clean Tech
United States

Summary

I am a strategic thinker and critical learner. This approach has developed over various roles in clean tech, organic foods industry and food tech.

We are presented with challenges on a daily basis, the magic comes from applying strategic thinking to creating solutions.

I pledge to work in fields better for you and better for Earth.

Experience

Carbon Path Group
Advisor
June 2022 - Present (4 months)

The Urgent Company
1 year 2 months

Chief Growth and Sustainability Officer
May 2022 - Present (5 months)
United States

President Frozen and Indulgence at The Urgent Company
December 2021 - May 2022 (6 months)
United States

President at Brave Robot
August 2021 - December 2021 (5 months)

Blender Bombs
Strategic Advisor
June 2022 - Present (4 months)

MALK Organics

8 years 9 months

Creator
January 2014 - Present (8 years 9 months)
Houston, Texas, United States

CEO
January 2014 - January 2021 (7 years 1 month)

CLEAResult
Energy Efficiency Consultant
2013 - 2015 (2 years)

Banyan Water
Regional Director
2012 - 2013 (1 year)

EnerNOC
Business Development Manager
2010 - 2012 (2 years)

Education

Rice Business - Jones Graduate School of Business
Advanced Management · (2019 - 2019)

Concordia University
Business Administration and Management, General

The University of Texas at Austin
Water Resources Engineering

University of Houston
Business Administration and Management, General